Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of February 6, 2017 by and among Perrigo Company plc (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership interest in the ordinary shares, €0.001 par value, of the Company (the “Ordinary Shares”) totaling, in the aggregate, 9,641,425 shares, or approximately 6.7% of the Ordinary Shares issued and outstanding on the date hereof; and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Appointments; Leadership Structure and Related Agreements.

(a)           Board Appointments

(i)           The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective immediately following the execution of this Agreement, to (A) accept the resignations tendered by Michael J. Jandernoa, Gerald K. Kunkle, Jr., Herman Morris, Jr., and Shlomo Yanai as directors of the Company, who the Company hereby represents have submitted, or shall no later than the date hereof submit, letters of resignation to the Board that will become effective immediately prior to the appointment of their respective successors to the Board, and (B) nominate and appoint Jeffrey C. Smith (the “Starboard Appointee”), Bradley A. Alford and Jeffrey B. Kindler (the “Independent Appointees” and together with the Starboard Appointee and the Additional Independent Appointees (as defined below), the “Appointed Directors”) as directors of the Company.

(ii)           Starboard shall also have the right, following the execution of this Agreement, to recommend two (2) additional independent directors (when appointed, the “Additional Independent Appointees”) for appointment to the Board.  The Additional Independent Appointees must (A) be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of any person to serve on the board of another company shall not (in and of itself) cause such person not to be deemed independent of Starboard), (B) qualify as “independent” pursuant to New York Stock Exchange (the “NYSE”) listing standards, (C) have the relevant financial and business experience to be a director of the Company, and (D) satisfy the publicly disclosed guidelines and policies with respect to service on the Board (in the case of each of (A) through (D), as reasonably determined by the Nominating & Governance Committee).  The Nominating & Governance Committee shall make its determination and recommendation regarding whether any candidate recommended by Starboard as an Additional Independent Appointee meets the foregoing criteria within five (5) business days after (1) such Additional Independent Appointee candidate has submitted to the Company the documentation required by Section 1(g)(v) and (2) representatives of the Board have conducted customary interview(s) of such Additional Independent Appointee candidate.  The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(ii) as promptly as practicable, but in any case, assuming reasonable availability of the applicable Additional Independent Appointee candidate, within ten (10) business days, after Starboard’s submission of such Additional Independent Appointee candidate.  In the event the Nominating & Governance Committee does not accept an Additional Independent Appointee candidate recommended by Starboard, Starboard shall have the right to recommend further Additional Independent Appointee candidate(s) whose appointment shall be subject to the Nominating & Governance Committee recommending such person in accordance with the procedures described above.  Upon the recommendation of an Additional Independent Appointee by the Nominating & Governance Committee, the Board shall vote on the appointment of such Additional Independent Appointee to the Board no later than five (5) business days after the Nominating & Governance Committee’s recommendation of such Additional Independent Appointee and shall take all necessary actions to appoint such Additional Independent Appointee to the Board; provided, however, that if the Board does not appoint any candidate recommended by Starboard as an Additional Independent Appointee to the Board pursuant to this Section 1(a)(ii), the Parties shall continue to follow the procedures of this Section 1(a)(ii) until two Additional Independent Appointees have been appointed to the Board.  Effective upon the appointment of an Additional Independent Appointee(s) to the Board, such Additional Independent Appointee(s) will be considered an Independent Appointee for all purposes of this Agreement.

(iii)         Concurrently with the execution of this Agreement, Ellen Hoffing shall execute and deliver to the Company an advance irrevocable resignation letter pursuant to which she shall resign from the Board and all applicable committees thereof effective immediately prior to effectiveness of the appointment of the second Additional Independent Appointee (such time, the “Resignation Date”).  At the Resignation Date, the Board and all applicable committees of the Board shall take all necessary actions to accept the resignation of Ellen Hoffing from the Board and all applicable committees thereof.

(iv)         The Company agrees that (i) the Board shall nominate the following  individuals, and  shall only nominate the following individuals, for election to the Board at the Company’s 2017 Annual General Meeting of Shareholders (the “2017 Annual General Meeting”) for terms expiring at the Company’s 2018 Annual General Meeting of Shareholders (the “2018 Annual General Meeting”) and subject to their consent to serve:  Laurie Brlas, Gary Cohen, John Hendrickson,  Donal O’Connor, Geoffrey Parker, Theodore Samuels, and if both Additional Independent Appointees have not yet been appointed to the Board, Ellen Hoffing (collectively, the “Continuing Directors”), the Starboard Appointee (provided, that Starboard satisfies the Minimum Ownership Threshold (as defined below) at all times from the date of this Agreement until completion of the 2017 Annual General Meeting), each Independent Appointee and, if one or both of the Additional Independent Appointees have been appointed to the Board, then such Additional Independent Appointee(s), and (ii) the Company shall recommend, support and solicit proxies for the Starboard Appointee, each Independent Appointee, and, if applicable, the Additional Independent Appointee, at the 2017 Annual General Meeting in the same manner as it recommends, supports, and solicits proxies for the election of the Continuing Directors.  The Company shall use its reasonable best efforts to hold the 2017 Annual General Meeting no later than May 20, 2017.

(v)          If any Appointed Director (or any Starboard Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period (as defined below), and at such time Starboard beneficially owns at least the lesser of 3% of the Company’s then outstanding Ordinary Shares and 4,301,342 Ordinary Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such amount the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a substitute person(s) in accordance with this Section 1(a)(iv) (any such replacement nominee, when appointed to the Board, shall be referred to as a “Starboard Replacement Director”).  Any Starboard Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) qualify as “independent” pursuant to NYSE listing standards, (C) have the relevant financial and business experience to be a director of the Company, (D) satisfy the publicly disclosed guidelines and policies with respect to service on the Board and (E) in the case of a Starboard Replacement Director who is replacing an Independent Appointee (or any replacement thereof), be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of such person to serve on the board of any other company shall not (in and of itself) cause such person to not be deemed independent of Starboard). Any Starboard Replacement Director who is replacing the Starboard Appointee (or any replacement thereof) and who is an employee of Starboard will be approved and appointed to the Board no later than (5) five business days following the submission of all completed documentation required by Section 1(g)(v) so long as such Starboard Replacement Director qualifies as “independent” pursuant to the NYSE listing standards and satisfies (D) in the preceding sentence.  The Nominating & Governance Committee shall make its determination and recommendation regarding whether such Starboard Replacement Director (other than the Starboard Appointee, who is covered by the prior sentence) meets the foregoing criteria within five (5) business days after (1) such nominee has submitted to the Company the documentation required by Section 1(g)(v) and (2) representatives of the Board have conducted customary interview(s) of such nominee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(v) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee. In the event the Nominating & Governance Committee does not accept a person recommended by Starboard as the Starboard Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating & Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Starboard Replacement Director nominee by the Nominating & Governance Committee, the Board shall vote on the appointment of such Starboard Replacement Director to the Board no later than five (5) business days after the Nominating & Governance Committee recommendation of such Starboard Replacement Director; provided, however, that if the Board does not appoint such Starboard Replacement Director to the Board pursuant to this Section 1(a)(v), the Parties shall continue to follow the procedures of this Section 1(a)(v) until a Starboard Replacement Director is elected to the Board. Subject to NYSE rules applicable law, upon a Starboard Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Starboard Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation. Subject to NYSE rules and applicable law, until such time as any Starboard Replacement Director is appointed to any applicable committee, one of the other Appointed Directors (as designated by Starboard) will serve as an interim member of such applicable committee. Subject to Section 1(a)(iv), any Starboard Replacement Director designated pursuant to this Section 1(a)(v) replacing an Appointed Director prior to the 2017 Annual General Meeting shall stand for election at the 2017 Annual General Meeting together with the Company’s other nominees.

(vi)         During the period commencing with the date hereof through the expiration of the Standstill Period, the Board shall not seek shareholder approval to increase the size of the Board to more than eleven (11) directors, unless Starboard consents in writing to any proposal to increase the size of the Board.

(b)           Nominating & Governance Committee.

Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Messrs. Alford and Smith to the Nominating & Governance Committee of the Board and to appoint Mr. Smith as its Chairman.  During the Standstill Period, unless otherwise agreed by the Nominating & Governance Committee, the Nominating & Governance Committee shall be composed of four (4) directors, consisting of Messrs. Alford, Cohen, Smith, and the first Additional Independent Appointee to be appointed to the Board.

(c)           Remuneration Committee.

Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Messrs. Kindler and Smith to the Remuneration Committee of the Board and to appoint Mr. Kindler as its Chairman.  During the Standstill Period, unless otherwise agreed by the Remuneration Committee, the Remuneration Committee shall be composed of four (4) directors, consisting of Ms. Hoffing, and Messrs. Kindler, Parker and Smith; provided, however, the second Additional Independent Appointee to be appointed to the Board shall be appointed to the Remuneration Committee effective upon the appointment of such Additional Independent Appointee to the Board.

(d)           Audit Committee.

Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Kindler to the Audit Committee of the Board.  During the Standstill Period, unless otherwise agreed by the Audit Committee, the Audit Committee shall be composed of four (4) directors, consisting of Mr. O’Connor as its Chairman, and Messrs. Kindler, Parker and Samuels.

(e)           Non-Standing Committees / Working Groups.

(i)           Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Smith to the Tiger Transaction Committee.  During the Standstill Period, the Tiger Transaction Committee shall be composed of four (4) directors, consisting of Ms. Brlas, and Messrs. Hendrickson, O’Connor and Smith.

(ii)          Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Messrs. Kindler and Smith to a strategic review working group (sometimes referred to as the Project Sailboat Committee).  During the Standstill Period, such committee shall be composed of four (4) directors, consisting of Messrs. Hendrickson, Kindler, Parker and Smith.

(f)           New Committee Appointments.

Subject to the Company’s Corporate Governance Guidelines and Policies and NYSE rules and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to ensure that during the Standstill Period, any new committee of the Board that may be established includes at least one of the Appointed Directors (or a Starboard Replacement Director). Without limiting the foregoing, the Board shall give each of the Appointed Directors the same due consideration for membership to any new committee of the Board as any other independent director.

(g)           Additional Agreements.

(i)           Starboard shall comply, and shall cause each of its controlled Affiliates and Associates to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate.  As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”) and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)          Upon execution of this Agreement, Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at the 2017 Annual General Meeting, (B) submit any proposal for consideration at, or bring any other business before, the 2017 Annual General Meeting, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2017 Annual General Meeting.  Starboard shall not publicly or privately encourage or support any other shareholder, person or entity to take any of the actions described in this Section 1(g)(ii).

(iii)         Starboard shall appear in person or by proxy at the 2017 Annual General Meeting and vote all Ordinary Shares beneficially owned by Starboard at the 2017 Annual General Meeting (A) in favor of all of the Company’s nominees, including the Continuing Directors, (B) in favor of the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or shareholder proposal presented at the 2017 Annual General Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (ISS) or Glass Lewis & Co., LLC (Glass Lewis) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or shareholder proposal presented at the 2017 Annual General Meeting (other than proposals relating to the election of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.  Starboard further agrees that it will appear in person or by proxy at any extraordinary general meeting of the company’s shareholders during the Standstill Period (as defined below) and vote all Ordinary Shares beneficially owned by Starboard at such meeting in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s).

(iv)        On the date of this Agreement (or in the case of a Starboard Replacement Director, prior to the effectiveness of such appointment), Starboard shall cause the Starboard Appointee (or Starboard Replacement Director, as applicable) to deliver to the Company an irrevocable resignation letter pursuant to which the Starboard Appointee (or Starboard Replacement Director, as applicable) shall resign from the Board and all applicable committees thereof effective automatically and immediately if Starboard fails or failed to satisfy the Minimum Ownership Threshold at any time following the date of this Agreement.  Starboard shall promptly (and in any event within five (5) business days) inform the Company in writing if Starboard fails to satisfy the Minimum Ownership Threshold at any time.

(v)          Starboard acknowledges that, prior to the date of this Agreement, each Appointed Director is required to submit to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check, a representation agreement and certain other agreements) required by the Company in connection with the appointment or election of new Board members.  Any Starboard Replacement Director shall also promptly (but in any event prior to being appointed to the Board in accordance with this Agreement) submit to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check, a representation agreement and certain other agreements) required by the Company in connection with the appointment or election of new Board members.

(vi)         Starboard agrees that the Board or any committee thereof, in the exercise of its fiduciary duties, may recuse Mr. Smith (or any Starboard Replacement Director of Mr. Smith who is an employee of Starboard) from any Board or committee meeting or portion thereof at which the Board or any such committee is evaluating and/or taking action with respect to (A) the exercise of any of the Company’s rights or enforcement of any of the obligations under this Agreement, (B) any action taken in response to actions taken or proposed by Starboard or its Affiliates with respect to the Company, or (C) any proposed transaction between the Company and Starboard or its Affiliates.

2.	Standstill Provisions.

(a)           Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2018 Annual General Meeting pursuant to the Company’s Memorandum and Articles of Association or (y) the date that is one hundred (100) days prior to the first anniversary of the 2017 Annual General Meeting (the “Standstill Period”), Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i)           engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call an extraordinary general meeting of shareholder), in each case, with respect to securities of the Company;

(ii)           form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Ordinary Shares (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii)         deposit any Ordinary Shares in any voting trust or subject any Ordinary Shares to any arrangement or agreement with respect to the voting of any Ordinary Shares, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv)         seek or submit, or encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the appointment, election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2018 Annual General Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)          (A) make any proposal for consideration by shareholders at any annual or extraordinary general meeting of shareholders of the Company or through any referendum of shareholders, (B) make any offer or proposal (with or without conditions) with respect to any merger, scheme of arrangement, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving Starboard and the Company, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, scheme of arrangements, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, scheme of arrangement, takeover offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company prior to such proposal becoming public or (E) call or seek to call an extraordinary general meeting of shareholders;

(vi)         seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii)        advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or extraordinary general meeting of shareholders, except in accordance with Section 1; or

(viii)       make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)           Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote the Ordinary Shares that it beneficially owns as Starboard determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor (in each case, subject to Section 1(g)(iii)).

(c)           Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by an Appointed Director of such person’s fiduciary duties solely in such person’s capacity as a director of the Company and in a manner consistent with such person’s and Starboard’s obligations under this Agreement.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

4.	Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard beneficially owns 9,641,425 Ordinary Shares, and (f) as of the date hereof, and except as set forth in clause (e) above,  Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Ordinary Shares, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Ordinary Shares, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

5.	Press Release.

Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit B.  Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party.  During the Standstill Period, neither the Company nor Starboard nor the Appointed Directors shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.	Specific Performance.

Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company prior to the execution of this Agreement, including, but not limited to its Schedule 13D filings and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $250,000 in the aggregate.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (c) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (d) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

Perrigo Company plc
Treasury Building,
Lower Grand Canal St.,
Dublin 2, Ireland
Attention:      Todd W. Kingma
Telephone:    +353 1 709 4000
Facsimile:       (269) 673-9128

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, New York  10019
Attention:       Igor Kirman, Esq.
                         Sabastian V. Niles, Esq.
                         Victor Goldfeld, Esq.
Telephone:     (212) 403-1000
Facsimile:        (212) 403-2000

If to Starboard or any member thereof:

Starboard Value LP
777 Third Avenue, 18th Floor
New York, NY 10017
Attention:        Jeffrey C. Smith
Facsimile:        (212) 845-7989
Email:              jsmith@starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention:      Steve Wolosky, Esq.
                         Andrew Freedman, Esq.
Facsimile:       (212) 451-2222
Email:             swolosky@olshanlaw.com
                         afreedman@olshanlaw.com

10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction.  Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).  Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives; provided, however, any statements made by Starboard regarding the Company’s operational or stock price performance, during periods following the date hereof, or any strategy, plans or proposals of the Company not supported by the Starboard Appointee that do not disparage, call into disrepute or otherwise defame or slander any of Company’s officers, directors, employees, stockholders, agents, attorneys or representatives (“Company Opposition Statements”) will not be deemed to be a breach of this Section 12 (subject to, for the avoidance of doubt, any fiduciary duties and obligations of confidentiality that may otherwise apply), except that any Company Opposition Statement will only speak to a matter that has been made public by Company. Company will be permitted to respond with a statement similar in scope to any such Company Opposition Statement.

13.	Confidentiality.

Mr. Smith, if he wishes to do so, may provide confidential information of the Company which Mr. Smith learns in his capacity as a director of the Company, including discussions or matters considered in meetings of the Board or Board committees (collectively, “Company Confidential Information”), to Starboard, its Affiliates and Associates and legal counsel (collectively, “Starboard Representatives”), in each case solely to the extent such Starboard Representatives need to know such information in connection with Starboard’s investment in the Company; provided, however, that Starboard shall (a) not further disclose such Company Confidential Information for any reason, (b) inform such Starboard Representatives of the confidential nature of any such Company Confidential Information and (c) cause such Starboard Representatives to (i) refrain from further disclosing such Company Confidential Information (whether to any company in which Starboard has an investment or otherwise), by any means, and (ii) not use such Company Confidential Information in any way other than in connection with Starboard’s investment in the Company.  The Starboard Appointee and Starboard shall not, without the prior written consent of the Company, otherwise disclose any Company Confidential Information to any other person or entity.

14.	Securities Laws.

Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

15.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard.  This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.  This Agreement shall terminate at the end of the Standstill Period, except the provisions of Sections 13 and 14, which shall survive such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

PERRIGO COMPANY PLC

By:	/s/ Laurie Brlas
	Name:	Laurie Brlas
	Title:	Chairman

STARBOARD VALUE LP
By: Starboard Value GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP, its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP, its manager

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP, its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP, its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC, its general partner

STARBOARD LEADERS KILO LLC
By: Starboard Value A LP, its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP, its general partner

STARBOARD LEADERS SELECT III LP
By: Starboard Leaders Select III GP LLC, its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC, its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

STARBOARD LEADERS SELECT III GP LLC

By:	/s/ Jeffrey C. Smith
Name:	Jeffrey C. Smith
Title:	Authorized Signatory

JEFFREY C. SMITH

PETER A. FELD

MARK R. MITCHELL

By:	/s/ Jeffrey C. Smith
Name:	Jeffrey C. Smith
Title:	Individually and as Attorney-in-Fact for Peter A. Feld and Mark R. Mitchell

EXHIBIT A

STARBOARD VALUE LP
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD VALUE AND OPPORTUNITY C LP
STARBOARD VALUE R LP
STARBOARD LEADERS KILO LLC
STARBOARD LEADERS FUND LP
STARBOARD LEADERS SELECT III LP
STARBOARD VALUE A LP
STARBOARD PRINCIPAL CO GP LLC
STARBOARD VALUE A GP LLC
STARBOARD VALUE R GP LLC
STARBOARD LEADERS SELECT III GP LLC
PETER A. FELD
MARK R. MITCHELL
JEFFREY C. SMITH

A-1

EXHIBIT B

PRESS RELEASE

PERRIGO ANNOUNCES AGREEMENT WITH STARBOARD

Company to Reconstitute Board with Five New Independent Directors

New Directors Include Bradley Alford, Jeffrey Kindler, Jeffrey Smith and Two Additional Independent Directors to Be Recommended by Starboard

DUBLIN, February 7, 2017 -- Perrigo Company plc (NYSE: PRGO; TASE) today announced that it has entered into an agreement with Starboard Value LP ("Starboard"), which owns approximately 6.7 percent of Perrigo's shares, regarding the membership and composition of the Perrigo Board of Directors and certain customary standstill restrictions.

Under the terms of the agreement, Jeffrey Smith, Starboard's CEO and Chief Investment Officer, Bradley Alford and Jeffrey Kindler have been appointed to the Perrigo Board, effective immediately, and Starboard will also be recommending two additional independent directors to be added to the Perrigo Board. Current directors, Herman Morris, Shlomo Yanai, Michael Jandernoa, and Gary Kunkle will step down from the Board effective immediately. Perrigo's Board of Directors will be composed of 10 members until the appointment of an additional Board member. Ellen Hoffing will step down from the Board upon the appointment of the second additional Board member recommended by Starboard at a later date.

Perrigo's Board of Directors Chairman, Laurie Brlas, commented, "Since our respective appointments in April 2016, John Hendrickson and I have been committed to bringing new energy and fresh perspectives to Perrigo.  We are pleased to have reached this agreement with Starboard and look forward to working closely with the new directors to create value for our shareholders. On behalf of the Perrigo Board and management team, I want to thank Michael Jandernoa, Gary Kunkle, Herman Morris, and Shlomo Yanai for their commitment to Perrigo's shareholders and significant contributions to the Company as a whole throughout their tenure."

Jeff Smith said, "I am pleased that we were able to reach a constructive agreement with Perrigo to reconstitute the Board with new independent directors. Brad Alford and Jeff Kindler bring important experience, expertise and perspectives to Perrigo, and I look forward to getting started right away and working closely with management and fellow board members with the common goal of maximizing value for all shareholders."

The complete agreement between Perrigo and Starboard will be filed with the Securities and Exchange Commission on Form 8-K.

B-1

New Directors

Jeffrey Smith is a Managing Member, CEO, and Chief Investment Officer of Starboard Value LP. Mr. Smith has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies. He currently serves as Chairman of the Board of Advance Auto Parts, Inc. and serves on the Board of Yahoo! Inc. Formerly Mr. Smith was Chairman of the Board of Darden Restaurants, Inc. and Phoenix Technologies Ltd., and sat on the Boards of many other companies. Jeff will chair Perrigo's Nominating and Governance Committee and join Perrigo's Remuneration Committee.

Jeff Kindler is a Venture Partner at Lux Capital and serves a CEO of Centrexion Corporation, which is a privately held bio therapeutics company that develops pain therapies. In addition, Mr. Kindler serves as Executive Chairman of vTv, Managing Director at Starboard Capital Partners (unrelated to Starboard Value LP or any of its affiliates), and advisor to a number of healthcare companies. Prior to this, Kindler was Chairman and CEO of Pfizer, Vice President of Litigation and Legal Policy at General Electric Company, Executive Vice President and General Counsel at McDonald's, and President at Partner Brands. In addition, Kindler has served as Member and Chairman on a number of Boards of Directors. Jeff will chair Perrigo's Remuneration Committee and join Perrigo's Audit Committee.

Bradley Alford is an Operating Partner at Advent International Corporation. He also serves as a Director of Avery Dennison Corporation, and a Director of Conagra Brands, Inc. and Unified Grocers, Inc. Mr. Alford was the former Chairman and Chief Executive Officer of Nestlé USA. Nestlé USA is the largest division within Nestlé. During Alford's time as CEO, revenue grew from $7.5 billion in 2006 to $12.7 billion in 2012. Alford spent his entire career with Nestlé, or companies acquired by Nestlé. Throughout his career, he has been focused on initiatives to improve processes and facilitate best practices across an organization. Brad will join Perrigo's Nominating and Governance Committee.

About Perrigo

Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers consumers and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of branded OTC products, generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other key markets including Israel and China. Visit Perrigo online at (http://www.perrigo.com).

B-2

About Starboard Value LP

Starboard Value LP is a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements." These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including the timing, amount and cost of share repurchases, future impairment charges, the ability to achieve its guidance and the ability to execute and achieve the desired benefits of announced initiatives. These and other important factors, including those discussed under "Risk Factors" in the Company's Form 10-KT for the six-month period ended December 31, 2015, as well as the Company's subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Further Information:

Bradley Joseph, Vice President, Global Investor Relations and Corporate Communications
(269) 686-3373
bradley.joseph@perrigo.com

Arthur J. Shannon, Vice President, Global Corporate Affairs and European Investor Relations
+35317094709
ajshannon@perrigo.com